

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Daniel J. Luckshire
Executive Vice President and Chief Financial Officer
SIGA TECHNOLOGIES INC
31 East 62nd Street
New York, NY 10065

      Re: SIGA TECHNOLOGIES INC
          Form 10-K
          For the Year Ended December 31, 2019
          File No. 001-38436

Dear Mr. Luckshire:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences